SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER


Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of     March 31, 2002

                            ICTS International N.V.
                  (Transition of registrant's name into English)

              Biesbosch 225, 1181 JC 1185 ZH Amstelveen, The Netherlands
                 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F x Form 40-F

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______      No    X

    [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):82-_______]






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                      CONDENSED CONSOLIDATED BALANCE SHEET
                               (US $ in thousands)

                                                                                December 31,          March 31,
                                                                                 2001                 2002
                                                                                ----------------------------
                                           ASSETS
CURRENT ASSETS:
       Cash and cash equivalents............................................    $17,414              $55,900
       Short-term Investments...............................................      3,905                6,515
       Accounts receivable..................................................     22,215               25,000
       Other current assets.................................................      4,242               11,908
                                                                                 ------------------------
             Total current assets                                               47,776               99,323
INVESTMENTS:
       Investment in affiliates.............................................    12,528                7,055
       Deferred income taxes................................................       247                  251
           Other investment and long term receivables.......................     4,646                4,064
                                                                                ----------------------------
                                                                                17,421               11,370

MINORITY INTEREST.......................................................          -                    -

PROPERTY AND EQUIPMENT:
       Cost...................................................................   1,783                1,841
       Less- accumulated depreciation.........................................   1,074                1,127
                                                                               -----------------------------
                                                                                   709                  714
GOODWILL, net of accumulated amortization of $ 2,873 in 2002
       and $ 1,236 in 2001.....................................................  8,484                6,837
              OTHER ASSETS AND DEFERRED CHARGES................................    147                   63
                                                                                -------------------------
                                                                                 8,631                6,900
                                                                                --------------------------
             Total assets.....................................................  $74,537             $118,307
                                                                                  =======================


                            LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
       Short-term bank debt...................................................  $5,064               $6,000
        Current maturities of long-term debt..................................  15,000                    -
       Account payable-trade..................................................     882                1,030
        Accrued expenses and other liabilities................................  15,573               26,793
                                                                                ----------------------------
             Total current liabilities........................................  36,519               33,823

 DEFERRED TAXES ..............................................................      -                    -
      ACCRUED SEVERANCE PAY...................................................      84                   68
        LONG-TERM DEBT, net of current maturities.............................     100                    -
                                                                                ----------------------------
             Total long-term liabilities......................................     184                   68
                                                                                -----------------------------


SHAREHOLDERS' EQUITY Share capital:
       Common shares, par value-NLG 1 per share,
          17,000,000 shares authorized; 6,672,980 and 6,640,580
                outstanding shares in 2002 and 2001 respectively..............   3,592                3,605
       Additional paid-in capital.............................................  19,537               19,670
       Options................................................................      45                   25
       Retained earnings......................................................  27,785               74,717
       Cumulative translation adjustments                                      (11,405)             (11,505)
                                                                              -----------------------------
                                                                                39,554               86,512
       Treasury stock 358,180 and 308,180 common shares,
       at cost, in 2002 and 2001..............................................  (1,720)              (2,095)
                                                                               ------------------------------
                                                                                37,834               84,417
                                                                               ----------------------------
               Total liabilities and shareholders' equity...................... 74,537              118,307
                                                                                ==========================
                                                                                   0                    0

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                                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                              (US $ in thousands, except share and per share data)

                                                                                        Three months    Three months
                                                                                           ended          ended
                                                                                         31-Mar-01       31-Mar-02
                                                                                          Actual         Actual

Revenues..........................................................................        .43,697......... $61,003
Cost of revenues...........................................................................39,839........   46,572
                                                                                   -------------------------------
Gross profit................................................................................3,858..........14,431
             Amortization and impairment of goodwill............................              225           1,637
Selling, general and administrative expenses:
             Bonuses related to sale of European operations                                 4,140             338
             Other                                                                          3,192           3,184
                                                                                   -------------------------------
Operating income ..........................................................................(3,699).......   9,272
Interest income...............................................................................435...........  471
Interest expense.............................................................................(598)...........(408)
Exchange rate differences...................................................................4,022             472
Other income (expense), net................................................................34,493.....     41,417
                                                                                          ------------------------
Income before income taxes and equity in results of affiliates...................          34,653          51,223
Income taxes ..............................................................................(2,071)         (4,228)
                                                                                   -----------------------------
Income before equity in results of affiliates............................................. 32,582          46,996
Minority Interest.......................................................................     (236)              -
Equity in results of affiliates, net....................................................... ..216.           (109)
                                                                                         -------------------------
Net income.................................................................................32,562......    46,887
                                                                                   ===============================
Other comprehensive income (loss):
   Translation adjustments......................................................           (4,062)           (104)
   Unrealized losses on marketable securities.....................................           (603)             29
                                                                                   -------------------------------
Other comprehensive income (loss)......................................................    (4,665)            (75)
                                                                                   -------------------------------
Comprehensive income..............................................................         27,897          46,812
                                                                                   ===============================
Earning per Common Share - basic                                                             5.23            7.44
                                                                                   ===============================

Earning per Common Share - assuming dilution                                                 5.19            7.28
                                                                                   ===============================

Weighted average of common shares
      Outstanding.......................................................................6,227,967.......6,300,779
      Diluted...........................................................................6,278,369.......6,444,350

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                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (US $ in thousands)

                                                                                                           Three months ended
                                                                                                         31-Mar-01      31-Mar-02

CASH FLOWS FROM OPERATING ACTIVITIES
             Net income for the period....................................................................$32,562....    $46,887
Adjustments to reconcile net income to net cash
                provided by operating activities:
             Depreciation and amortization .                                                                  488          1,702
             Deferred income taxes..........................................................                 (404)          (218)
             Increase in accrued severance pay....................................................... ........130............(13)
             loss (Gain) on sale of equipment                                                                  12              -
             Impairment of fixed assets                                                                       143
             Realized gain on marketable securities and interest and exchange rate income
               on short-term loans and other investments                                                      794            126
             Realized gain on sale of (part of) subsidiaries                                              (34,353)       (41,298)
             Exchange rate on long term borrowing                                                              -
             Minority Interest                                                                                236             53
             Equity in results of affiliates.................................................................(216)......     109
Changes in assets and liabilities:
             Accounts receivable.............................................................................(572)........(2,787)
             Other current assets..........................................................................(1,135)........(5,234)
             Accounts payable.................................................................................561............149
             Accrued expenses and other liabilities.........................................................6,038.........11,222
                                                                                                          -------------------------
Net cash provided by operating activities...................................................................4,284.........10,698
CASH FLOWS FROM INVESTING ACTIVITIES:
             Purchase (proceeds) of time deposits and marketable securities................................(5,042)........(3,216)
             Proceeds from sale of short-term investments...................................................4,202............371
             Other investments                                                                               (875)        (1,720)
             Investment in subsidiary                                                                                     (1,224)
             Proceeds from sale of other investments                                                           -
             Purchase of equipment...........................................................................(465)...........(73)
             Acquisition net of cash acquired (divestitures, net of cash sold) (a)                                        -
             Proceeds from sale of European operations, net                                                38,420         47,937
             Acquisition of 20%  of consolidated company                                                   (1,900)
             Collection on long-term  receivable................................................               30
             Proceeds from sale of equipment..................................................................180
             Increase in other assets...........................................................................-.........    31
                                                                                                        --------------------------
             Net cash provided by (used in) investing activities.......................................... 34,550         42,106
CASH FLOWS FROM FINANCING ACTIVITIES:
             Stock option excersice                                                                             -            146
             Repurchases of common stock.....................................................................(132)..........(375)
             Dividends paid
             Proceeds from long-term borrowings.............................................................9,154
             Payments on long-term borrowings.............................................................(18,061).......(15,100)
             Increase (decrease) in net borrowings under short-term bank facilities.....................     (367)           936
             short-term credit received from related party                                                     -
                                                                                                          -------------------------
             Net cash provided by financing activities.....................................................(9,406).......(14,393)
EFFECT OF FOREIGN CURRENCY EXCHANGE RATES ON CASH AND
             CASH EQUIVALENTS..............................................................................(3,300)............75
                                                                                                            ---------------------
Increase (decrease) in cash and cash equivalents...........................................................26,128.........38,486
                                                                                                            ---------------------
Balance of cash and cash equivalents at beginning of
period..........................................................                                           $6,306........$17,414
                                                                                                           -----------------------
Balance of cash and cash equivalents at end of period.....................................................$32,434........$55,900
                                                                                                          =========================
                                                                                                                             -
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                                                                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                                                              (US $ in thousands)


                                     Share capital                                           Accumulated
                                     Common             Additional                Retained   other
                                     shares    Amount   Paid in capital  Options  Earnings   comprehensive
                                                                                             income(loss)   Treasury stock     Total
                                 -------------------------   -----------------------------------------------------------------------
Balance at December 31, 1999....     6,246,869 $3,564   $19,090           $ 0     14,765    $  (7,358)      $(1,775)        $ 28,286

Changes during 2000:
Stock options exercised.........        2,000       1        12                                                                  13

Options to service provider                                                45                                                    45

Excess of cost over equity acquired                                                (164)                                       (164)

Comprehensive Income:

Net income......................................                                  1,084                                       1,084

Other comprehensive income:                                                                                                     -

Translation adjustments...............                                                       (2,516)                         (2,516)

Unrealized gains on marketable securities..                                                     727                             727


Comprehensive Income                                                                                                           (705)
                                    --------------   --------------   --------------   ------------   --------------------   ------
Balance at December 31, 2000.       6,248,869   $3,565   $19,102        $   45   $15,685    $(9,147)        $(1,775)        $27,475

Changes during 2001:
Common stock repurchased..........   (18,902)                                                                  -132            -132
Stock options exercised...........    69,100       27       435                                                                 462
Stock options exercised from
 treasury stock                       33,333                                -20                                 187             167
Comprehensive Income:
Dividend                                                                        -14,092                                     -14,092
Net income......................................                                 26,237                                      26,237
Other comprehensive income:
Translation adjustments...............                                                   (1,811)                            (1,811)
Unrealized losses on marketable securities..                                               (472)                              (472)
Comprehensive Income                                                                                                         9,862
                                    -------------   --------------   --------------   --------------   ------------   -------------
Balance at December 31, 2001.......6,332,400    $3,592  $19,537        $    25  $27,830 $-11,430        $    -1,720      $  37,834
Changes during 2002:
Common stock repurchased..........   (50,000)                                                                  (375)          (375)
Stock options exercised............   32,400        13      133                                                                146
Stock options exercised from
 treasury stock.                         -                                                                       -              -
Comprehensive Income:
Dividend                                                                           -                                            -
Net income....................                                                   46,887                                      46,887
Other comprehensive income:
Translation adjustments...............                                                    (104)                               (104)
Unrealized gain on marketable securities..                                                  29                                  29
                                                                                                                   ----------------
Comprehensive Income                                                                                                        46,812
                                   ---------------   --------------   -------   --------------   ----------------
Balance at March 31, 2002         6,314,800    $3,605   $19,670       $     25  $74,717  $(11,505) $    (2,095)$           84,417
                                  ===============   ==============   ==============   ==============   =========          ========

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by undersigning, thereunto duly authorized.





                                    ICTS INTERNATIONAL N.V.



Date :  June 3, 2002                By : /s/ Stefan Vermeulen
                                    Name :   Stefan Vermeulen
                                    Title:   Chief Financial Officer